Propeller Enterprises (the "Company") a California Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2020 & 2021

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Propeller Enterprises

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2020 & 2021 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years and months then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
April 19, 2022

Vincenzo Mongio

Statement of Financial Position

	Year Ended December 31,	
	2021	2020
ASSETS		
Current Assets		
Cash and Cash Equivalents	295,737	107,454
Accounts Receivable	5,750	50,294
Total Current Assets	301,487	157,748
Non-current Assets		
Computers, net of Accumulated Depreciation	-	-
Website Copyright and Loan Origination Fees, net of Accumulated Amortization	84,893	95,273
Total Non-Current Assets	84,893	95,273
TOTAL ASSETS	386,379	253,020
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	61,441	58,750
PPP Loan	-	25,210
Deferred Revenue	9,400	-
Short Term Debt	-	2,500
Other Liabilities	3,025	5,226
Total Current Liabilities	73,865	91,686
Long-term Liabilities		
Convertible Notes	-	11,167
EIDL	499,900	149,900
Long Term Debt	-	114,294
Total Long-Term Liabilities	499,900	275,361
TOTAL LIABILITIES	573,765	367,046
EQUITY		
Common Stock	48,989	48,989
Preferred Stock	63,000	63,000
Accumulated Deficit	(299,375)	(226,016)
Total Equity	(187,386)	(114,026)
TOTAL LIABILITIES AND EQUITY	386,379	253,020

Statement of Operations

	Year Ended December 31,	
	2021	**2020**
Revenue	1,033,046	562,124
Cost of Revenue	69,111	10,662
Gross Profit	963,935	551,462
Operating Expenses		
Advertising and Marketing	405,064	220,479
General and Administrative	434,957	341,648
Depreciation	-	-
Amortization	10,380	10,380
Total Operating Expenses	850,401	572,507
Operating Income (loss)	113,534	(21,045)
Other	79,004	20,460
Total Other Income	79,004	20,460
Other Expense		
Interest Expense	31,306	40,767
Other Expense	230,892	4,315
Total Other Expense	262,198	45,082
Provision for Income Tax	-	-
Net Income (loss)	(69,660)	(45,666)

Statement of Cash Flows

	Year Ended December 31,	
	2021	**2020**
OPERATING ACTIVITIES		
Net Income (Loss)	(69,660)	(45,666)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	-	-
Amortization	10,380	10,380
Accounts Payable	2,691	(7,934)
Accounts Receivable	44,544	(29,755)
Deferred Revenue	9,400	-
Other	(5,901)	5,226
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	61,113	(22,084)
Net Cash provided by (used in) Operating Activities	(8,546)	(67,750)
INVESTING ACTIVITIES		
Net Cash provided by (used by) Investing Activities	-	-
FINANCING ACTIVITIES		
Issuance of Common Stock	-	43,399
Convertible Notes	(11,167)	(33,833)
PPP Loan	(25,210)	25,210
EIDL	350,000	149,900
Short Term Debt	(2,500)	2,500
Long Term Debt	(114,294)	(20,408)
Net Cash provided by (used in) Financing Activities	196,829	166,768
Cash at the beginning of period	107,454	8,436
Net Cash increase (decrease) for period	188,283	99,018
Cash at end of period	295,737	107,454

Statement of Changes in Shareholder Equity

	Common Stock		Preferred Stock				
	# of Shares Amount	$ Amount	# of Shares Amount	$ Amount	APIC	Accumulated Deficit	Total Shareholder Equity
Beginning Balance 1/1/2020	2,354,500	5,590	630,000	63,000	-	(180,349)	(111,759)
Issuance of Common Stock	431,500	4,315	-	-	-	-	4,315
Conversion of Convertible Notes	28,322	39,084	-	-	-	-	39,084
Net Income (Loss)	-	-	-	-	-	(45,666)	(45,666)
Ending Balance 12/31/2020	2,814,322	48,989	630,000	63,000	-	(226,015)	(114,026)
Prior Period Adjustment	-	-	-	-	-	(3,700)	(3,700)
Net Income (Loss)	-	-	-	-	-	(69,660)	(69,660)
Ending Balance 12/31/2021	2,814,322	48,989	630,000	63,000	-	(299,375)	(187,386)

Propeller Enterprises
Notes to the Unaudited Financial Statements
December 31st, 2021
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Propeller Enterprises ("the Company") was formed in California on August 17th, 2015. The Company earns revenue through donations, referrals, and sales associated with activism for various social, political, economic, or environmental reform.

The Company will continue its crowdfunding campaign under regulation CF in 2022 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company earns revenue through three segments: Donation Income, Referral Income, and Sales Income.

For Donation Income, the Company receives donations directly from consumers, which are recognized immediately as revenue, net of payment processing fees. A percentage of the donation is retained by the Company, with the remainder remitted to the non-profit immediately from the payment processer. It is important to note that the Company is not a professional fundraiser and does not hold or distribute non-profit funds. All revenue is recognized in the period in which it is received.

For Referral Income, visitors to the Company's website have the opportunity to click affiliate links and purchase products/services from referral partners. Any purchases made on partner websites that came from original visitors of the Company's website are tracked. A certain percentage of these sales are remitted back to the Company from the affiliate partner. For the majority of these transactions, the affiliate partner is invoiced once the number of referrals reach a certain level. The revenue is recognized upon the invoice creation, and due to the steady predictability of these transactions, and relative immateriality of such an accrual, no accrual of these purchases is made.

For Sales Income, the Company has contracts with several non-profit organizations, which are typically invoiced on a monthly basis for various marketing services. Revenue is recognized upon invoice creation. Some non-profit organizations are invoiced annually for a discount on the services provided by the Company. These transactions are recognized in equal monthly installments over the service period.

Deferred Revenue

The company deferred revenue relates to sales in the amount of $9,400 for performance obligations which have not been satisfied as of December 31,2021.

Revenue	**2021**	**2020**
Donations	541,797	125,804
Referrals	162,012	57,792
Sales	329,237	372,919
Other	-	5,608
Grand Total	1,033,046	562,124

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity based compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of t heir fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC SOS (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid- in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

	Total Options	**Weighted Average Exercise Price**
Total options outstanding, January 1, 2020	171,703	1.38
Granted	18,074	1.38
Exercised	-	-
Expired/cancelled	-	-
Total options outstanding, December 31, 2020	189,777	1.38
Granted	259,419	-
Exercised	-	-
Expired/cancelled	-	-
Total options outstanding, December 31, 2021	449,196	1.38
Options exercisable, December 31, 2021	-	-

	Nonvested Options	Weighted Average Fair Value
Nonvested options, January 1, 2020	171,703	236,950
Granted	18,074	24,942
Vested	-	-
Forfeited	-	-
Nonvested options, December 31, 2020	189,777	261,892
Granted	259,419	357,998
Vested	112,155	154,774
Forfeited	-	-
Nonvested options, December 31, 2021	337,081	465,116

Summary of Share-based Compensation Arrangements

	Year Ended December 31st	
	2020	**2021**
Beginning shares granted	431,500	431,500
Granted during the period	-	-
Vested during the period	215,750	117,628
Total Cumulative Shares Granted for Compensation	431,500	431,500
Total Cumulative Shares Vested	313,872	-
Ending Shares Remaining to Vest	117,628	-
Weighted-average grant-date fair value of shares vested	433,143	595,470

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. Due to the recently enacted Tax Cuts and Jobs Act, any NOLs will be limited to 80% of taxable income generated in future years.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5 – DEBT

Convertible Notes

The Company has entered into several convertible note agreements for the purposes of funding operations. The interest on the notes was 7%. The amounts are to be repaid at the demand of the holder prior to conversion with maturities ranging from 2020 to 2021. Payment is required if demanded by the holder at maturity. The notes are convertible into shares of the Company's Common Stock at a 20% discount during a change of control or qualified financing event. At the end of 2019, $45k of these notes were outstanding, and $35k converted to equity at the start of 2020 with no interest due/paid. One note for $11k did not convert, and the Company converted interest on this note as of 12/31/2020.

Loans

In January 2019, the Company entered into a loan agreement for $174,000 with an interest rate of 18.2% and maturity date of January 2022. This loan is secured by a blanket lien on all of the Company's assets as well as the Guarantor's personal assets. The balance of this loan was $134,702 and $114,294 as of December 31, 2019 and 2020, respectively. The balance of this loan was $0 as of December 31,2021.

In March 2020, the Company entered into a loan agreement for $15,000 with an interest rate of 30.08% and a maturity date of March 2021. This loan is secured by the Borrower's tangible and intangible personal property. The balance of this loan was $2,500 as of December 31, 2020. The loan was fully paid off as of December 31, 2021.

In April 2020, the Company entered into a Paycheck Protection Program (PPP) loan for $25,210 with an interest rate of 0.98% and maturity date of April 2025. This loan is not secured. The balance of this loan was $0 as of December 31, 2021.

In May 2020, the Company entered into an Economic Injury and Disaster Loan (EIDL) for $150,000 with an interest rate of 3.75% and maturity date of May 2050. This loan is secured by all tangible and intangible personal property. The balance of this loan was $149,900 as of December 31, 2020. In December 2021, The Company modified the agreement in order to borrow an additional $350,000 with an interest rate of 3.5% and maturity date of April 2052. The balance of this loan was $499,900 as of December 31, 2021.

Debt Principal Maturities 5 Years Subsequent to 2021

Year	Amount
2022	6,361
2023	9,824
2024	10,171
2025	10,533
2026	10,909
Thereafter	452,102

NOTE 6 – EQUITY

The Company has authorized 5,800,000 shares of Common Stock with a par value of $0.001 per share. 2,026,917 and shares were issued and outstanding as of 2021.

The Company has authorized 800,000 shares of Preferred Stock with a par value of $0.001 per share. 630,000 shares were issued nor outstanding as of 2021.

So long as shares of Preferred Stock are outstanding, the Company shall not pay or declare any dividends. Preferred Shareholders have 1 vote for every share of Common Stock they could own if converted. Preferred Shareholders have

the right to convert shares into Common Stock at the discretion of the shareholder or automatically in a change of control event at a conversion rate obtained by multiplying the number of shares of Preferred Stock by the quotient obtained from dividing the Preferred Stock's Original Issue Price by its then Conversion Price.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2021 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 19, 2022, the date these financial statements were available to be issued. No events require recognition or disclosure.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity realized losses every year since inception and may continue to generate losses.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.